EXHIBIT 99.1

Trilogy International Partners Inc. Provides Update on Secondary Offering

BELLEVUE, Wash., Sept. 29, 2017 (GLOBE NEWSWIRE) -- Trilogy International Partners Inc., (“TIP Inc.” or the “Company”), (TSX:TRL), an international wireless, fixed, and broadband telecommunications operator, today announced, further to its press release dated September 22, 2017, that while there was sufficient demand to cover the expected number of shares to be sold under the offering, the previously announced secondary offering will not be proceeding as the majority of the selling shareholders did not agree to the offered price for the shares to be sold under the offering.

In connection with a resale registration process in respect of the common shares of TIP Inc. issued or issuable upon redemption of Class C Units of Trilogy International Partners LLC, and certain other common shares of TIP Inc., the Company expects to file a prospectus supplement in Canada and the United States covering the non-underwritten resale of these shares from time to time by the holders thereof in the first half of October, 2017.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

About Trilogy International Partners Inc.

Trilogy International Partners Inc. (TSX:TRL) is the parent company of Trilogy International Partners LLC, a wireless telecommunications operator formed in 2005.

Trilogy currently provides wireless telecommunications services through its operating subsidiaries in New Zealand and Bolivia. Its head office is located at 155 108th Avenue NE, Suite 400, Bellevue, Washington, 98004 USA.

For more information, visit www.trilogy-international.com.

About Forward-Looking Information

Forward-looking information and statements

This news release contains “forward-looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation. Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words “anticipates,” “believes,” “may,” “continues,” “estimates,” “expects,” and “will” and words of similar import, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking information may include, but is not limited to, statements regarding the timing and intention to file a prospectus supplement in Canada and the United States in order to satisfy certain resale registration rights. Wherever possible, words such as “plans”, “expects”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking statements and information. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation, risks identified in TIP Inc.’s Annual Information Form dated March 27, 2017 filed on SEDAR at www.sedar.com and in the United States on Form 40-F through EDGAR at the SEC's website at www.sec.gov. Forward-looking information is based on the expectations and opinions of TIP Inc.’s management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information.

Contact

Ann Saxton
425-458-5900
Ann.Saxton@trilogy-international.com
Vice President, Investor Relations & Corporate Development